UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

({19}) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Pierce, David N.
   3006 Highland Drive, Suite 206
   Salt Lake City, Utah 84106

2. Issuer Name and Ticker or Trading Symbol
   FX Energy, Inc.
   FXEN

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   March 1999

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director [X]
   10% Owner
   Officer [X] (give title below)
     President
   Other
   (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)
   Form filed by One Reporting Person [X]
   Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value     3/8/99  P         3,500           A     $4.3125    198,493(1)         D
  $0.001
                                                                                42,000            I       By spouse(2)



___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to purchase     $8.875                              11/5/96 11/5/01 Common Stock  50,000          50,000       D
  common stock                                             Note (4)
Option to purchase     $3.00                               Note (3) 6/9/04 Common Stock 500,000         500,000       D
  common stock
Option to purchase     $3.00                               11/6/95 10/6/00 Common Stock 100,000         100,000       D
  common stock
Option to purchase     $6.625                             12/1/98 11/30/04 Common Stock  55,000          55,000       D
  common stock                                            Note (5)
Option to purchase     $8.625                             11/10/99 11/10/05Common Stock  60,000          60,000       D
  common stock						  Note (5)
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)  Includes 44,000 shares held of record for the benefit of minor children.  The  reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2)  Includes 24,000 shares held of record for the benefit of the reporting person's children.
(3)  This option becomes exercisable in annual increments of 20%, commencing June 1, 1995
(4)  This option vested 50% on grant and 50% on November 5, 1997.
(5)  Each of these options vests 1/3 on each anniversary date of grant until fully vested.

/s/ David N. Pierce
March 11, 1999